February 29, 2012

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on February 29, 2012, to be filed by our former client, ORB Automotive Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm, and that none of the reportable conditions under item 304(a)(1)(v)(A)-(D) of Regulation S-K occurred.

Additionally, we are not in a position to agree or disagree with ORB Automotive Corporation’s statement that the change was approved by the Company’s Audit Committee.

Very truly yours,

/s/ MORISON COGEN LLP

Morison Cogen LLP

Bala Cynwyd, Pennsylvania